                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1*)


                             CELL THERAPEUTICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   150934 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                MARTIN P. SUTTER
                     10001 WOODLOCH FOREST DRIVE, SUITE 175
                           THE WOODLANDS, TEXAS 77380
                                 (281) 364-1555
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 JANUARY 1, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 150934 10 7
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Essex Woodlands Health Ventures Fund IV, L.P.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER

                      2,060,558
  NUMBER OF     ----------------------------------------------------------------
   SHARES       8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            -0-
    EACH        ----------------------------------------------------------------
  REPORTING     9     SOLE DISPOSITIVE POWER
   PERSON
    WITH              2,060,558
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,060,558
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.2%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

CUSIP NO. 150934 10 7
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Essex Woodlands Health Ventures Fund IV, L.L.C.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER

                      2,060,558
  NUMBER OF     ----------------------------------------------------------------
   SHARES       8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            -0-
    EACH        ----------------------------------------------------------------
  REPORTING     9     SOLE DISPOSITIVE POWER
   PERSON
    WITH              2,060,558
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,060,558
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.2%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

CUSIP NO. 150934 10 7
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          James L. Currie
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER

                      -0-
  NUMBER OF     ----------------------------------------------------------------
   SHARES       8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            2,060,558
    EACH        ----------------------------------------------------------------
  REPORTING     9     SOLE DISPOSITIVE POWER
   PERSON
    WITH              -0-
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      2,060,558
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,060,558
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.2%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

CUSIP NO. 150934 10 7
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Martin P. Sutter
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER

                      -0-
  NUMBER OF     ----------------------------------------------------------------
   SHARES       8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            2,060,558
    EACH        ----------------------------------------------------------------
  REPORTING     9     SOLE DISPOSITIVE POWER
   PERSON
    WITH              -0-
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      2,060,558
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,060,558
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.2%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

CUSIP NO. 150934 10 7
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Immanuel Thangaraj
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER

                      -0-
  NUMBER OF     ----------------------------------------------------------------
   SHARES       8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            2,060,558
    EACH        ----------------------------------------------------------------
  REPORTING     9     SOLE DISPOSITIVE POWER
   PERSON
    WITH              -0-
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      2,060,558
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,060,558
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.2%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

                         AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 1 amends the Schedule 13D jointly filed on January 28, 2004 by Essex Woodlands Health Ventures Fund IV, L.P. (the "Partnership"), Essex Woodlands Health Ventures Fund IV, L.L.C., the general partner of the Partnership (the "General Partner"), James L. Currie, Martin P. Sutter, and Immanuel Thangaraj (collectively, the "Reporting Persons") relating to the common stock, no par value per share (the "Common Stock") of Cell Therapeutics, Inc. (the "Company").

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 is hereby amended as follows:

         Mr. Sutter, a managing director of the General Partner, is no longer a director of the Company, effective January 1, 2004, and no longer participates nor has the opportunity to vote on matters presented to the board of directors of the Company.

Item 5.  Interest in Securities of the Partnership

         Item 5 is hereby amended as follows:

         TOTAL OUTSTANDING SHARES. According to information provided to the Reporting Persons by the Company, the number of shares of Common Stock outstanding on February 9, 2004 was 49,638,894.

         THE PARTNERSHIP. As of the date of filing this Schedule 13D, the Partnership is the holder of record of 2,060,558 shares of Common Stock of the Company, representing approximately 4.2% of the Common Stock outstanding, and has sole voting and investment power with respect to such securities.

         THE GENERAL PARTNER. The General Partner of the Partnership may also be deemed to have sole voting and investment power with respect to such securities. The General Partner disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

         MESSRS. CURRIE, SUTTER AND THANGARAJ. Under the operating agreement of the General Partner, Messrs. Currie, Sutter and Thangaraj have the power by unanimous consent (i) to cause the Partnership to buy and sell marketable securities of portfolio companies and (ii) to direct the voting of such securities. As a result, Messrs. Currie, Sutter and Thangaraj may also be deemed to have shared dispositive power and shared voting power with respect to the securities held by the Partnership. Messrs. Currie, Sutter and Thangaraj disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interests therein.

         On January 13, 2004, the Company filed a Form 8-k with the Securities and Exchange Commission announcing the effectiveness of a merger with Novuspharma S.p.A. whereby the Company issued an addition 15.6 million new shares of the Company's Common Stock. Due to the increase in the outstanding shares of Common Stock the Reporting Persons beneficially own less than 5% of the Common Stock of the Company and are no longer required to file on Schedule 13D.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2004         ESSEX WOODLANDS HEALTH VENTURES IV, LP

                                     By: Essex Woodlands Health Ventures IV, LLC

                                        /s/ Martin P. Sutter
                                     -------------------------------------------
                                     Name:  Martin P. Sutter
                                     Title: Managing Director


                                ESSEX WOODLANDS HEALTH VENTURES IV, LLC


                                   /s/ Martin P. Sutter
                                ------------------------------------------------
                                Name:  Martin P. Sutter
                                Title: Managing Director


                                   /s/ James L. Currie
                                ------------------------------------------------
                                Name:  James L. Currie


                                   /s/ Martin P. Sutter
                                ------------------------------------------------
                                Name:  Martin P. Sutter


                                   /s/ Immanuel Thangaraj
                                ------------------------------------------------
                                Name:  Immanuel Thangaraj